      As filed with the Securities and Exchange Commission on May 10, 1995
================================================================================
                                                       Registration No. 33-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                              ____________________
                          ALCO CAPITAL RESOURCE, INC.
             (Exact name of registrant as specified in its charter)
             DELAWARE                                         23-2493042
    (State or other jurisdiction                           (I.R.S. Employer
  of incorporation or organization)                       Identification No.)

                      1738 BASS ROAD, MACON, GEORGIA 31210
                    (Address of principal executive offices)
                                  912-471-2300
                        (Registrant's telephone number)
                              ____________________
                               J. KENNETH CRONEY
                        VICE PRESIDENT & GENERAL COUNSEL
                           ALCO STANDARD CORPORATION
                                  P.O. BOX 834
                             VALLEY FORGE, PA 19482
                                  610-296-8000
           (Name, address and telephone number of agent for service)
                              ____________________
                                   Copies to:
                            Robert E. Buckholz, Jr.
                              Sullivan & Cromwell
                                125 Broad Street
                           New York, New York  10004
                             ____________________

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as determined by market conditions after the effective date of this Registration Statement.
                              ____________________

  IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [_]
                              ____________________

  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [X]

                        CALCULATION OF REGISTRATION FEE

========================================================================================
                                                              Proposed
 Title of each Class       Amount         Proposed            Maximum        Amount of
   of Securities            to be       Offering Price       Aggregate      Registration
  to be Registered        Registered       Per Unit      Offering Price(1)       Fee
- ----------------------------------------------------------------------------------------
Debt Securities......  $1,000,000,000       100%          $1,000,000,000      $344,828
========================================================================================

(1) Estimated solely for the purpose of determining the registration fee; or if any Debt Securities are issued (i) with a principal amount denominated in a foreign currency, such principal amount as shall result in an aggregate initial offering price equivalent to $1,000,000,000 at the time of initial offering, or (ii) at an original issue discount, such greater principal amount shall result in proceeds to the registrant of $1,000,000,000.

                              ____________________

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, the Prospectus which is a part of this Registration Statement is a combined Prospectus which also covers an aggregate of $167,000,000 of similar, unissued securities registered under Registration Statement No. 33-53779, as previously filed by the Registrant on Form S-3, declared effective on June 29, 1994.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   PRELIMINARY PROSPECTUS DATED MAY 10, 1995
                             SUBJECT TO COMPLETION


                                $1,167,000,000


                          ALCO CAPITAL RESOURCE, INC.

                                DEBT SECURITIES

                              ____________________

  Alco Capital Resource, Inc. (the "Company" or "ACR") may from time to time offer its Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $1,167,000,000. The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, which may include securities denominated in U.S. dollars, in any other currency or in composite currencies such as the European Currency Unit, date or dates on which principal is payable, interest rate or rates (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company, terms for any repayment of principal amount at the option of the holder (which option may be conditional), terms for any sinking fund payments, the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters or agents and the other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement. The Debt Securities are solely the obligations of the Company and are not guaranteed by the Company's parent corporation, Alco Standard Corporation. This Prospectus may not be used to consummate the sale of Debt Securities unless accompanied by a Prospectus Supplement.

  The Company may sell Debt Securities to or through one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents. See "Plan of Distribution." Such underwriters or agents may include one or more of Lehman Brothers Inc., Chase Securities, Inc., Goldman, Sachs & Co. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or a group represented by one or more of such firms or by one or more other firms.
                              ____________________



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________


                The date of this Prospectus is _________, 1995.

                             AVAILABLE INFORMATION

  The Company and Alco Standard Corporation ("Alco Standard"), which owns 100% of the outstanding common stock of the Company, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith file reports, proxy material (Alco Standard only) and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York, and copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy material and other information concerning Alco Standard can also be inspected at the offices of the New York, Philadelphia and Chicago Stock Exchanges.

  The Company is not required to deliver an annual report to its security holders pursuant to Section 14 of the 1934 Act, nor does it currently intend to deliver to holders of its debt securities any other report that contains financial information relating to the Company that has been examined and reported upon, with an opinion expressed by, an independent accountant. Such information, however, is contained in the Company's Annual Report on Form 10-K and in other periodic reports filed with the Securities and Exchange Commission that the Company will provide without charge (without exhibits), upon request, to any such security holder.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended September 30, 1994, the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1994 and the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1995 filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference.

  All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission and to which reference is hereby made.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Corporate Affairs Department, Alco Standard Corporation, P.O. Box 834, Valley Forge, PA, 19482; telephone number 610-296-8000.

                                  THE COMPANY

  The Company's principal executive offices are located at 1738 Bass Road, Macon, Georgia 31210; telephone number: 912-471-2300.

                  RELATIONSHIP WITH ALCO STANDARD CORPORATION

  The Company, as a captive finance subsidiary of Alco Standard, derives its customer base from the business sourced by its affiliates within Alco Standard (the AOP dealers). There are several agreements and programs between the Company and Alco Standard, which are described below.

Support Agreements

  The Company and Alco Standard are parties to a Maintenance Agreement, dated August 15, 1991 (the "1991 Maintenance Agreement"), and an Operating Agreement, dated August 15, 1991 (the "1991 Operating Agreement" and together with the 1991 Maintenance Agreement, the "1991 Maintenance and Operating Agreements"), which are further described below. The Company has agreed with its lenders pursuant to loan agreements entered into before June 1, 1994 that it will not amend or terminate the 1991 Maintenance and Operating Agreements without each such lender's consent until all outstanding debt under such loan agreements shall have been paid.

  The Company and Alco Standard entered into a support agreement (the "1994 Support Agreement") dated as of June 1, 1994. The Company has covenanted with noteholders and other lenders after June 1, 1994 (and intends to covenant with future noteholders and other lenders) that it will not amend the 1994 Support Agreement except under certain circumstances (see "1994 Support Agreement" below).

The 1991 Maintenance and Operating Agreements

  The terms of the 1991 Maintenance Agreement provide that Alco Standard will make a cash payment to the Company (or an investment in the form of equity or subordinated notes) as needed in amounts sufficient to meet a specified minimum fixed charge coverage ratio and a maximum debt-to-equity ratio. The fixed charge coverage ratio requirement is defined as earnings before fixed charges (primarily interest) and must be at least 1.3 times fixed charges. The Company has satisfied this requirement independently (without requiring payment or an investment from Alco Standard) for the last three fiscal years. The Company's debt-to-equity ratio is limited to 6 to 1 according to the terms of the 1991 Maintenance Agreement. In order to comply with this requirement, the Company received capital contributions from Alco Standard of $7,000,000 in the first six months of fiscal 1995, $8,300,000 in 1994, $2,615,000 in 1993 and none in 1992.
The Company must also maintain minimum tangible net worth of not less than $1.00.

  The 1991 Operating Agreement requires the AOP dealers to repurchase all defaulted lease contracts. A default is defined in the 1991 Operating Agreement as any receivable which is past due for 120 days or is otherwise reasonably declared uncollectible by the Company. The repurchase amount is defined as the net book value of a lease on the default date.

  The 1991 Maintenance and Operating Agreements provide for modification or amendment with both parties' consent and provide for cancellation by either party upon 90 days written notice.

The 1994 Support Agreement

  The 1994 Support Agreement between the Company and Alco Standard provides that Alco Standard will make a cash payment to the Company (or an investment in the form of equity or subordinated notes) as needed to comply with two requirements: i) that the Company will maintain a pre-tax interest coverage ratio (income before interest expense and taxes divided by interest expense) so that the Company's pre-tax income plus interest expense (together with cash payments from Alco Standard) will not be less than 1.25 times interest expense, and ii) that the Company will maintain a minimum tangible net worth of $1.00. The 1994 Support Agreement further provides that Alco Standard may not assign the 1994 Support Agreement unless: (a) all the outstanding debt of the Company is repaid or (ii) both Moody's Investors Service, Inc. and Standard & Poor's Ratings Group confirm in writing prior to the effectiveness of any such assignment that the Company's debt rating would not be downgraded as a result of any such assignment.

  Unlike the 1991 Operating Agreement, the 1994 Support Agreement does not contain a requirement that the AOP dealers repurchase all defaulted lease contracts. The 1994 Support Agreement does not include the repurchase requirement because the Company and Alco Standard wish to preserve the flexibility, on a prospective basis, to allow the credit risk for defaulted contracts to remain with the Company. In such event, the credit decision and reserves for defaulted contracts would become the responsibility of the Company. If the Company were responsible for the credit risk and costs associated with defaulted contracts, the Company would increase its current lease rates in order to offset these increased costs. Consequently, the Company believes that the impact of any future shift of the credit risk from the AOP dealers to the Company would not be material to the Company's future results of operations. The Company's (and Alco Standard's) present intention, however, is to continue the repurchase arrangement with the AOP dealers as currently in effect.

  The Company provides in the Indenture or other documentation governing debt incurred after June 1, 1994 that the 1994 Support Agreement cannot be amended or terminated without the consent of noteholders or other lenders unless either i) all the outstanding debt of the Company is repaid, or ii) both Moody's Investor Service and Standard & Poor's Ratings Group confirm in writing prior to the effectiveness of any such amendment or termination that the Company's debt rating would not be downgraded as a result of such amendment or termination.

Cash Management Program

  The Company participates in Alco Standard's domestic Cash Management program. Under this program, the Company has an account with Alco Standard through which cash in excess of current operating requirements is temporarily placed on deposit. Similarly, amounts are periodically borrowed from Alco Standard. Interest is paid (or charged) by Alco Standard on these amounts. The Company was in a net deposit position with Alco Standard for the first six months of fiscal year 1995, earning net interest income totalling $439,000. The Company was a net borrower in 1994, 1993, and 1992 incurring net interest costs of $496,000, $579,000 and $1,090,000, respectively, under this program.

Management Fee

  The Company is charged a management fee by Alco Standard to cover certain corporate overhead expenses. These charges are included as general and administrative expenses in the Company's financial statements and amounted to $276,000 in the first six months of fiscal year 1995, $396,000 in 1994, $360,000 in 1993 and $192,000 in 1992.

Federal Income Tax Allocation Agreement

  Alco Standard and the Company participate in a Federal Income Tax Allocation Agreement dated June 30, 1989, in which the Company consents to the filing of consolidated federal income tax returns with Alco Standard. Alco Standard agrees to collect from or pay to the Company its allocated share of any consolidated federal income tax liability or refund applicable to any period for which the Company is included in Alco Standard's consolidated federal income tax return.

Interest on Income Tax Deferrals

  The Company provides substantial tax benefits to Alco Standard through the use of the installment sales method on equipment financed through the Company. For the first six months of fiscal year 1995, the Company earned interest income on deferred taxes totalling $2,796,000. For fiscal year 1995, the interest rate upon which these payments are based was changed from the 6% rate in effect during fiscal years 1993 and 1994 to a rate equal to the Company's weighted average outside borrowing rate of interest. The rate of interest for the first six months of fiscal year 1995 averaged 6.4%. At the end of the first half of fiscal year 1995, deferred taxes on the AOP dealers books upon which these payments are based totalled $90,500,000. Taxes deferred by Alco Standard due to this tax treatment totalled a cumulative amount of approximately $96,000,000 at the end of fiscal 1994. Alco Standard pays the Company interest on the portion of these tax deferrals (approximately $76,000,000 at the end of fiscal 1994) which arise from tax deferrals on intercompany sales. In fiscal 1994 and 1993, interest was earned by the Company at a rate of 6% and totalled $3,753,000 and $2,926,000, respectively. In fiscal 1992, the interest earned amounted to $3,050,000, computed at a 9% rate.

Lease Bonus Program

  In January 1992, a lease bonus subsidy program was initiated which provides incentives to AOP dealers when AOP customers lease equipment from the Company. The payments under this program can be reduced or eliminated by the Company at any time. In fiscal 1992, the program was nine months in duration, and $3,300,000 in bonus payments were made to the AOP dealers for leases of certain higher industry segment equipment. Fiscal 1993 bonus payments were calculated on the basis of the AOP dealer's increase in the percentage of equipment sales leased through the Company, and totalled $5,900,000. Fiscal year 1994 lease bonus payments are calculated on the same basis as the 1993 payments; the lease bonus payments were $8,800,000 for fiscal 1994. In the first six months of fiscal 1995, the Company paid out $4,100,000 in lease bonus subsidy payments to AOP dealers.

                          ALCO CAPITAL RESOURCE, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      Fiscal Year Ended September 30,
                                    Six Months Ended  -------------------------------
                                    March 31, 1995    1994  1993  1992  1991  1990
                                     --------------   ----  ----  ----  ----  ----
Ratio of Earnings to Fixed Charges...     1.9          2.0   1.7   1.5   1.6   1.5

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      Fiscal Year Ended September 30,
                                   Six Months Ended   -------------------------------
                                    March 31, 1995     1994  1993  1992  1991  1990
                                    --------------     ----  ----  ----  ----  ----
Ratio of Earnings to Fixed Charges...    3.6            3.7   1.3*  3.5   2.8   2.7

- --------
* Including the effect of a pre-tax restructuring charge in the amount of $175 million for fiscal 1993, further described in Alco Standard Corporation's 1993 Annual Report on Form 10-K (as amended by Form 10-K/A), as filed with the Securities and Exchange Commission.


                   ALCO STANDARD CORPORATION AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                    (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)

                                                       Fiscal Year Ended September 30,
                                    Six Months Ended  --------------------------------
                                     March 31, 1995     1994  1993  1992  1991  1990
                                     --------------     ----  ----  ----  ----  ----
Ratio of Earnings to Fixed Charges...     4.4            4.4  1.4*   4.2   3.3   3.0

- --------
* Including the effect of a pre-tax restructuring charge in the amount of $175 million for fiscal 1993, further described in Alco Standard Corporation's 1993 Annual Report on Form 10-K (as amended by Form 10-K/A), as filed with the Securities and Exchange Commission.

  For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debt Securities offered hereby will be used by the Company for the financing of future sales and leasing transactions with AOP customers, and for other corporate purposes. The Company expects to incur additional indebtedness in connection with its financing operations. However, the amount, timing and precise nature of such indebtedness have not yet been determined and will depend upon the volume of the Company's business, the availability of credit and general market conditions.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth the material terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which the general provisions described below may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  Offered Debt Securities (as defined below) are to be issued under an Indenture (the "Indenture"), dated as of ___________, 1995, between the Company and Chemical Bank, as Trustee. The statements under this caption relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries make use of terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture and the cited provisions thereof, a copy of which is filed as an exhibit to the Registration Statement.

General

  The Debt Securities will be unsecured obligations of the Company. The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") for the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the person to whom any interest shall be payable, if other than the person in whose name the Offered Debt Security is registered on the regular record date for such interest; (4) the date or dates on which the principal of the Offered Debt Securities will be payable; (5) the rate or rates per annum at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which such interest will accrue; (6) the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates; (7) the place or places where principal of (and premium, if any) and interest on Offered Debt Securities shall be payable; (8) any mandatory or optional sinking fund or analogous provisions; (9) if applicable, the price at which, the periods within which, and the terms and conditions upon which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company; (10) if applicable, the terms and conditions upon which the Offered Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional); (11) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (12) the currency or currencies, including composite currencies, in which principal of (and premium, if any) and interest may be payable (which may be other than those in which the Offered Debt Securities are stated to be payable); (13) any index pursuant to which the amount of payments of principal of (and premium, if any) or interest may be determined; (14) whether all or any part of the Offered Debt Securities will be issued in the form of a Global Security or Securities and, if so, the Depositary for, and other terms relating to, such Global Security or Securities; and (15) any other terms of the Offered Debt Securities. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities are to be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000. (Section
302) No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  The applicable Prospectus Supplement will describe any special United States federal tax consequences and any other special considerations with respect to the Offered Debt Securities.

Certain Restrictions

  1994 Support Agreement.   The Indenture provides that the Company (1) will
observe and perform in all material respects all covenants or agreements of the Company contained in the 1994 Support Agreement; (2) to the extent possible, will cause Alco Standard to observe and perform in all material respects all covenants or agreements of Alco Standard contained in the 1994 Support Agreement; and (3) will not waive compliance under, amend in any material respect or terminate the 1994 Support Agreement; provided, however, that the 1994 Support Agreement may be amended or terminated if either (i) all the outstanding debt of the Company is repaid or (ii) both Moody's Investors Service, Inc. and Standard & Poors Ratings Group confirm in writing prior to the effectiveness of any such amendment or termination that the Company's debt rating would not be downgraded as a result of any such amendment or termination. (Section 1004)

  Restrictions on Liens and Encumbrances.   The Company will not create, assume
or guarantee any Secured

Debt (as defined below) without making effective provision for securing the Debt Securities (and, if the Company shall so determine, any other indebtedness of or guaranteed by the Company), equally and ratably with such Secured Debt. The term "Secured Debt" shall mean indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on any property of any character of the Company. This covenant does not apply to debt secured by (i) certain mortgages, pledges, liens, security interests or encumbrances in connection with the acquisition, construction or improvement of any fixed asset or other physical or real property by the Company, (ii) mortgages, pledges, liens, security interests or encumbrances on property existing at the time of acquisition thereof, whether or not assumed by the Company, (iii) mortgages, pledges, liens, security interests or encumbrances on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or at the time of sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company, (iv) mortgages, including mortgages, pledges, liens, security interests or encumbrances, on property of the Company in favor of the United States of America, any state thereof, or any other country, or any agency, instrumentality or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such mortgages, (v) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage, pledge, lien or encumbrance referred to in the foregoing clauses (i) to (iv), inclusive or (vi) any mortgage, pledge, lien, security interest, or encumbrance securing indebtedness owing by the Company to one or more wholly owned Subsidiaries. Notwithstanding the above, the Company may, without securing the Debt Securities, create, assume or guarantee Secured Debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of all Secured Debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) at such time does not exceed 5% of the Consolidated Net Tangible Assets. (Sections 101 and 1005)

  The Indenture provides that no consolidation or merger of the Company and no sale, conveyance or lease of the property of the Company, substantially as an entirety, shall be made with or to another corporation if as a result thereof any properties or assets of the Company would become subject to a lien or mortgage not permitted by the terms of the Indenture unless effective provision shall be made to secure the Debt Securities equally and ratably with (or prior to) all indebtedness thereby secured. (Section 801)

  The term "Consolidated Net Tangible Assets" shall mean as of any particular time the aggregate amount of assets after deducting therefrom (a) all current liabilities (excluding any such liability that by its terms is extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of the Company and its Subsidiaries prepared in accordance with generally accepted accounting principles. The term "Subsidiary" with respect to any Person means any corporation of which more than 50% of the outstanding stock having ordinary voting power to elect directors is owned directly or indirectly by such Person or by one or more other corporations more than 50% of such stock of which is similarly owned or controlled. (Section 101)

The Trustee

  The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 613) In addition, the Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Indenture it is a creditor of the

Company.

  Chemical Bank, the Trustee under the Indenture, maintains a banking relationship with the Company and Alco Standard.

Events of Default and Notice Thereof

  The following events are defined in the Indenture as "Events of Default" with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance, or breach, of any term or provision of the covenant described under "Certain Restrictions-- 1994 Support Agreement;" (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice given to the Company by the Trustee or the holders of at least 10% in the principal amount of the Debt Securities outstanding and affected thereby; (f) default in payment of principal in excess of $15,000,000 or acceleration of any indebtedness for money borrowed in excess of $15,000,000 by the Company (including a default with respect to Debt Securities of any series other than that series), if such indebtedness has not been discharged or become no longer due and payable or such acceleration has not been rescinded or annulled, within 10 days after written notice given to the Company by the Trustee or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series; (g) certain events in bankruptcy, insolvency or reorganization of the Company; (h) certain events in bankruptcy, insolvency or reorganization of Alco Standard or one of its subsidiaries if such event affects any significant part of the assets of the Company or any of its subsidiaries; and (i) any other Event of Default provided with respect to Debt Securities of such series. (Section 501)

  If an Event of Default with respect to Debt Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities to be due and payable immediately; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount or outstanding Debt Securities of that series may rescind and annul such declaration and its consequences. (Section 502)

  Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of Debt Securities, shall give to the holders of Debt Securities of that series notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any Debt Security, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of Debt Securities. (Section 602)

  The Company will be required to furnish to the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default. (Section 1006)

  The holders of a majority in principal amount of the outstanding Debt Securities of any series affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, and to waive certain defaults. (Sections 512 and 513)

  Under the Indenture, record dates may be set for Acts of the holders with respect to Events of Default, declaring an acceleration, or rescission and annulment thereof, the direction of the time, method and place of conducting any proceeding for any remedy available to the Trustee, exercising any trust or power conferred on the Trustee, or waiving any default. (Sections 501, 502, 512 and 513)

  The Indenture provides that in determining whether the holders of the requisite principal amount of the outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder
(i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or a composite currency shall be the U.S. dollar equivalent, determined on the basis of the rate of exchange on the business day immediately preceding the date of original issuance of such Debt Security by the Company in good faith, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined based on the rate of exchange prevailing on the business day immediately preceding the date of original issuance of such Debt Security, of the amount determined as provided in (i) above). (Section 101)

  The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request. (Section 603)

  The covenants contained in the Indenture and the Debt Securities would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Alco that may adversely affect Holders.

Modification of The Indenture

  Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding

Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any Act of the holders with respect to consenting to any amendment. (Section 902)

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through one or more underwriters or dealers and also may sell Debt Securities to other investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the Prospectus Supplement. The underwriters or agents may include one or more of Lehman Brothers Inc., Chase Securities, Inc., Goldman, Sachs & Co. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or a group of underwriters represented by one or more of such firms or may be one or more other firms.

  Underwriters or agents may offer and sell the Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Debt Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters or agents may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

  The Company does not expect to list the Debt Securities. The Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

  Any underwriters or agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Underwriters or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

  The validity of the Debt Securities will be passed upon for the Company by J. Kenneth Croney, General Counsel of Alco Standard, and for any underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. As of March 31, 1995, Mr. Croney beneficially owned 32,921 shares of Common Stock of Alco Standard, including 18,000 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under Alco Standard's 1981 Stock Option Plan or 1986 Stock Option Plan. Sullivan & Cromwell from time to time performs legal services for Alco Standard.

                                    EXPERTS

  The financial statements of Alco Capital Resource, Inc. appearing in Alco Capital Resource, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION:*

The following is an itemized statement of expenses of the Company in connection with the issue of the Debt Securities.

Registration fee....................................  $344,828
Rating Agency fees..................................   115,000
Fees and expenses of Trustee........................    13,000
Printing expenses...................................    60,000
Accountants' fees and expenses......................    50,000
Counsel fees and expenses...........................    60,000
Blue Sky qualification and legal investment survey..    30,000
Miscellaneous.......................................    10,172
                                                      --------
 Total..............................................  $683,000
                                                      ========

_____________________
*  All amounts are estimates except for the registration fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Delaware law, under which the Company is incorporated, the Company's Articles of Incorporation and By-Laws provide that officers and directors of the Company shall be indemnified for expenses (including attorneys' fees) reasonably incurred in the successful defense of a suit or proceeding brought by reason of such persons being officers or directors of the Company.

  If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, such a person shall be indemnified under the By-Laws against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, if he had no reasonable cause to believe his conduct was unlawful.

  If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his duty to the Company, he cannot be indemnified unless specific court approval is obtained.

  The Company has purchased liability insurance policies covering its directors and officers to provide protection where the Company cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based upon an alleged breach of fiduciary duty or other wrongful act.

ITEM 16.  EXHIBITS.

1     --  Form of Distribution Agreement.
4     --  Form of Indenture between the Registrant and Chemical
          Bank, as Trustee.
5     --  Opinion of J. Kenneth Croney as to legality of the Debt
          Securities being registered.
12.1 -- Alco Capital Resource, Inc. Statement Setting Forth Computation of Ratio of Earnings to Fixed Charges.
12.2 -- Alco Standard Corporation and Subsidiaries Statement Setting Forth Computation of Ratio of Earnings to Fixed Charges.
12.3 -- Alco Standard Corporation and Subsidiaries Statement Setting Forth Computation of Ratio of Earnings to Fixed Charges
          (Excluding Captive Finance Subsidiaries).
23.1  --  Consent of J. Kenneth Croney (included in Exhibit 5).
23.2  --  Consent of Ernst & Young LLP.
24.1  --  Power of Attorney of Richard P. Maier.
24.2  --  Power of Attorney of Robert M. Kearns.
24.3  --  Power of Attorney of Kurt E. Dinkelacker.
24.4  --  Certification of Resolutions of the Board of Directors
25    --  Form T-1 Statement of Eligibility under the Trust
          Indenture Act of 1939 of Chemical Bank.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes the following (as set forth in paragraphs (1) through (7) below):

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (iii) To include any material information, with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 hereof, or otherwise, (but that term shall not include the insurance policies referred to in Item 15) the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Valley Forge, Pennsylvania, on the 10th day of May, 1995.

                             ALCO CAPITAL RESOURCE, INC.


                                By: /s/ Robert M. Kearns
                                   ---------------------
                                    Robert M. Kearns
                                    Vice President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 10TH DAY OF MAY, 1995.


Signature                      Title
- ---------                      -----

          *
- -------------------------      President
Richard P. Maier                (Principal Executive Officer)

          *
- -------------------------      Vice President
Robert M. Kearns                (Principal Accounting and Financial Officer)

          *
- -------------------------      Director
Kurt E. Dinkelacker


*By: /s/ Robert M. Kearns
     ------------------------
     Robert M. Kearns
     Attorney-in-fact

                                   EXHIBITS


                                                                  Sequentially
Exhibit                                                             Numbered
Number                        Exhibit                                 Page


1     --  Form of Distribution Agreement.

4     --  Form of Indenture between the Registrant and Chemical
          Bank, as Trustee.

5     --  Opinion of J. Kenneth Croney as to legality of the Debt
          Securities being registered.

12.1  --  Alco Capital Resource, Inc. Statement Setting Forth
          Computation of Ratio of Earnings to Fixed Charges.

12.2  --  Alco Standard Corporation and Subsidiaries Statement
          Setting Forth Computation of Ratio of Earnings to Fixed
          Charges.

12.3  --  Alco Standard Corporation and Subsidiaries Statement
          Setting Forth Computation of Ratio of Earnings to Fixed
          Charges
          (Excluding Captive Finance Subsidiaries).

23.1  --  Consent of J. Kenneth Croney (included in Exhibit 5).

23.2  --  Consent of Ernst & Young LLP.

24.1  --  Power of Attorney of Richard P. Maier.

24.2  --  Power of Attorney of Robert M. Kearns.

24.3  --  Power of Attorney of Kurt E. Dinkelacker.

24.4  --  Certification of Resolutions of the Board of Directors

25    --  Form T-1 Statement of Eligibility under the Trust
          Indenture Act of 1939 of Chemical Bank.